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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to trade our common stock. Any of these risks could have a material adverse impact on our business, financial condition, operating results or cash flows. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

IF WE INCUR OPERATING LOSSES FOR LONGER THAN WE EXPECT, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

From our inception through December 31, 2002, we have generated net losses totaling $214 million. We expect to incur increasing and significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Phase III clinical trials are particularly expensive to conduct. We do not expect to generate significant revenues for several years. To date, we have generated product sales revenue from only one product, our feline leukemia vaccine named Quilvax-FELV. Our revenues from Quilvax-FELV were $2.6 million for the year ended December 31, 2002. These revenues are generated through sales of Quilvax-FELV to our marketing partner Virbac, S.A. This agreement expired in July 2002 at which point we began to supply product to Virbac, S.A. through month-to-month supply agreements. A long-term supply agreement is under negotiation. If a long-term agreement is not executed, or if we cease to ship them product on a month-to-month basis, we may not generate further revenues from the sale of this product, the only product we currently sell. In addition, any regulatory, marketing or other difficulties we experience with Quilvax-FELV, could jeopardize that revenue stream.

IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO ADVANCE OUR DEVELOPMENT PROGRAMS AND COMPLETE OUR CLINICAL TRIALS.

On December 31, 2002, we had approximately $58.7 million in cash, cash equivalents and short-term investments. In January 2003 we sold 6,250,000 shares of our common stock, raising net proceeds of $59.6 million. We expect that we could fund our development programs, clinical trials, and other operating expenses into the third quarter of 2004. We plan to raise additional funds prior to that time. Since our inception, we have financed our operations primarily through the sale of equity,. In order to finance our future operations, we will be required to raise additional funds in the capital markets, through arrangements with corporate partners, or from other sources. Additional financing, however, may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials, including the development programs and clinical trials supporting our lead cancer vaccine, Oncophage. We also may be forced to license technologies to others that allocate to third parties substantial portions of the potential value of these technologies.

WE MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

Part of our strategy is to develop and commercialize some of our products by continuing our existing collaborative arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to successfully negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing. Our collaborations involving QS-21, for example, depend on our partners successfully completing clinical trials and obtaining regulatory approvals. These activities frequently fail to produce marketable products. For example, in March 2002, Elan Corporation
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and Wyeth Ayerst Laboratories announced a decision to permanently cease dosing patients in their Phase IIA clinical trial of their lead Alzheimer's vaccine containing our QS-21 adjuvant. Several of our agreements also require us to transfer important rights to our collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing the program or elect to collaborate with a different company. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time we may also become involved in disputes with our collaborators. As a result of these factors, our strategic collaborations may not yield revenues. In addition, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of securities.

WE MUST RECEIVE SEPARATE REGULATORY APPROVALS FOR EACH OF OUR DRUGS AND VACCINES IN EACH TYPE OF DISEASE BEFORE WE CAN MARKET AND SELL THEM IN THE UNITED STATES OR INTERNATIONALLY, AND THIS APPROVAL PROCESS IS UNCERTAIN, TIME-CONSUMING AND EXPENSIVE.

We and our collaborators cannot sell any drug or vaccine until it receives regulatory approval from federal, state and local governmental authorities in the United States, including the FDA, and from similar agencies in other countries. Oncophage and any other drug candidate could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially, based on the type, complexity and novelty of the product. Our flagship product candidate, Oncophage, is a novel cancer therapeutic vaccine that is personalized for each patient. To date, the FDA and foreign regulatory agencies have approved only a limited number of cancer therapeutic vaccines for commercial sale and have relatively little experience in reviewing personalized medicine therapies. This lack of experience may lengthen the regulatory review process for Oncophage, increase our development costs and delay or prevent commercialization.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug or vaccine is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure of clinical trials or the ability to interpret the data from the trials; we could encounter similar problems. The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding adverse patient reactions, and demonstrating in a scientifically significant manner the efficacy of a product. We rely on third party clinical investigators to conduct our clinical trials and as a result, we may encounter delays outside our control. Future clinical trials may not show that our drugs and vaccines are safe and effective. In addition, we or the FDA might delay or halt the clinical trials, including our Phase III trials of Oncophage, for various reasons, including:

      -     failure to comply with extensive FDA regulations;

      - the product may not appear to be more effective than current therapies;

      - the product may have unforeseen or significant adverse side effects or other safety issues;

      - the time required to determine whether the product is effective may be longer than expected;
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      -     we may be unable to adequately follow or evaluate patients after treatment with the product;

      - patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product;

      - sufficient numbers of patients may not enroll in our clinical trials; or

      - we may be unable to produce sufficient quantities of the product to complete the trial.

Furthermore, regulatory authorities, including the FDA, may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approval or clearances for our drugs or vaccines may:

      - adversely affect the marketing of any products we or our collaborators develop;

      -     impose significant additional costs on us or our collaborators;

      - diminish any competitive advantages that we or our collaborators may attain; and

      - limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approval for our products in a timely manner, we will not be able to commercialize them, and, therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our products, the FDA may impose limitations on the indicated uses for which our products may be marketed. These limitations could reduce the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

IF WE ARE UNABLE TO PURIFY HEAT SHOCK PROTEINS FROM SOME CANCER TYPES, THE SIZE OF OUR POTENTIAL MARKET WOULD DECREASE.

Heat shock proteins occur naturally in the human body and activate powerful cellular immune responses. Our ability to successfully commercialize Oncophage for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. Based on our clinical trials conducted to date, in renal cell carcinoma, we have been able to manufacture Oncophage from 91% of the tumors delivered to our manufacturing facility; for melanoma, 87%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 88%; and for pancreatic cancer, 30%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases may degrade the heat shock proteins during the purification process. We have recently made process development advances that have improved the manufacture of Oncophage from pancreatic tissue. In an expanded Phase I pancreatic cancer study, Oncophage was manufactured from five of five tumor samples (100%), bringing the aggregate success rate for this cancer type to 46%.

We may encounter this problem or similar problems with other types of cancers as we expand our research. If we cannot overcome these problems, the number of cancer types that Oncophage could treat would be limited.
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IF WE FAIL TO SUSTAIN AND FURTHER BUILD OUR INTELLECTUAL PROPERTY RIGHTS,
COMPETITORS WILL BE ABLE TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS TO DEVELOP COMPETING PRODUCTS.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to 74 issued United States patents and 112 foreign patents. We also have rights to 56 pending United States patent applications and 100 pending foreign patent applications. However, our patents may not protect us against our competitors. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them and they are challenged in court, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents which are issued may not contain claims which will permit us to stop competitors from using similar technology.

In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS AND WE MAY BE UNABLE TO PROTECT OUR RIGHTS TO, OR USE, OUR TECHNOLOGY.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities are not covered by (that is, do not infringe) our patents.

Furthermore, a third party may claim that we are using inventions covered by such third party's patents and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third party's patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party's patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer, respectively. We have reviewed these patents, and we believe, as to each claim in the patents, that we either do not infringe the claim of the patents or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields, suggesting possible infringement, and we, like a number of biotech companies, have received this type of communication, including with respect to the third party patents mentioned above. If we are sued
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for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Additionally, one of the patent applications licensed to us contains claims that are substantially the same as claims in three of the third party patents mentioned above. The United States Patent and Trademark Office has declared an interference proceeding with respect to two of these third party patents to resolve this conflict. In an interference proceeding, the party with the earliest effective filing date has certain advantages. Although we believe that our claims have an earlier effective filing date than the conflicting claims of the other patents, if this third party were to prevail in the interference proceeding, it could result in abandonment of our patent application and the potential need to seek a license from this party which may not be available on reasonable terms, if at all.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations.

WE FACE LITIGATION THAT COULD RESULT IN SUBSTANTIAL DAMAGES AND MAY DIVERT MANAGEMENT'S TIME AND ATTENTION FROM OUR BUSINESS.

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two brokerage firms that served as underwriters in our initial public offering have been named as defendants in a civil class action lawsuit filed on November 5, 2001 in the Federal District Court in the Southern District of New York. Dr. Armen was dismissed without prejudice from these claims in October 2002. Several of plaintiff's claims against Antigenics were dismissed with leave to amend in February 2003. For more detail regarding the status of the litigation as of this Annual Report on Form 10-K please see the description under Item 3, Legal Proceedings.

The suit alleges that these underwriters charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the underwriters' customers based upon an agreement by such customers to purchase additional shares of our stock in the secondary market. We could be required to pay substantial damages and, regardless of the outcome, the lawsuit may cause a diversion of our management's time and attention from our business.

In addition, we may become involved in additional litigation with our commercial partners or with others. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation will be uncertain.

IF WE FAIL TO KEEP KEY MANAGEMENT AND SCIENTIFIC PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR THERAPEUTIC DRUGS OR VACCINES, CONDUCT CLINICAL TRIALS AND OBTAIN FINANCING.

We are highly dependent on our senior management and scientific personnel, particularly Garo H. Armen, Ph.D., our chairman and chief executive officer, Pramod K. Srivastava, Ph.D., our scientific founder, a member of our board of directors and chairman of our scientific advisory board, Russell Herndon, our president and chief operating officer, and Elma Hawkins, Ph.D., our vice chairman. Since our manufacturing process is unique, our manufacturing and quality control personnel are also very important. The competition for these and other qualified personnel in the biotechnology field is intense. If we are not able to attract and retain qualified scientific, technical and managerial personnel, we may be unable to achieve our business objectives.

In addition, we have licensed a significant portion of our intellectual property from institutions at which Dr. Srivastava has worked. We also sponsor research in Dr. Srivastava's laboratory at the
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University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming our employee. Furthermore, the University of Connecticut may modify these regulations and policies in the future to further limit Dr. Srivastava's relationship with us. Dr. Srivastava has a consulting agreement with us, which includes financial incentives for him to remain associated with us, but that may not be enough to compel him to remain associated with us even during the time covered by the consulting agreement. In addition, this agreement does not restrict his ability to compete against us after his association is terminated.

IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR THERAPEUTIC DRUGS OR VACCINES FROM THIRD PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR THERAPEUTIC DRUGS OR VACCINES WILL BE SIGNIFICANTLY LIMITED.

Our profitability will depend on the extent to which government authorities, private health insurance providers and other organizations provide reimbursement for the cost of our therapeutic drugs or vaccines. Many patients will not be capable of paying for our therapeutic drugs or vaccines themselves. A primary trend in the United States health care industry is toward cost containment. Large private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of particular treatments. Furthermore, many third party payers limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.

PRODUCT LIABILITY AND OTHER CLAIMS AGAINST US MAY REDUCE DEMAND FOR OUR PRODUCTS OR RESULT IN SUBSTANTIAL DAMAGES.

We face an inherent risk of product liability exposure related to testing our therapeutic drugs or vaccines in human clinical trials and will face even greater risks when we sell our drugs or vaccines commercially. An individual may bring a product liability claim against us if one of our drugs or vaccines causes, or merely appears to have caused, an injury. Product liability claims may result in:

      -     decreased demand for our therapeutic drugs or vaccines;

      -     injury to our reputation;

      -     withdrawal of clinical trial volunteers;

      -     costs of related litigation; and

      -     substantial monetary awards to plaintiffs.

We manufacture Oncophage from a patient's tumor and a medical professional must inject Oncophage into that same patient. A patient may sue us if we, a hospital or a delivery company fails to deliver the removed tumor or that patient's Oncophage. We anticipate that the logistics of shipping will become more complex as the number of patients we treat increases, and it is possible that all shipments will not be made without incident. In addition, administration of Oncophage at a hospital poses another chance for delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage and do not know whether insurance will be available to us at a reasonable price or at all.
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We have limited product liability coverage for clinical research use of product candidates. We also maintain limited product liability insurance for the commercial sale of Quilvax-FELV. This limited insurance coverage may be insufficient to fully compensate us for future claims.

WE MAY INCUR SIGNIFICANT COSTS COMPLYING WITH ENVIRONMENTAL LAWS AND
REGULATIONS.

We use hazardous, infectious and radioactive materials that could be dangerous to human health, safety or the environment. We store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from their use. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA or the EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations which could have a material adverse effect on our operations.

Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from these materials. In the event of an accident, we could be held liable for any resulting damages which could be substantial.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITY OR MARKETING EXPERTISE.

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of therapeutic drugs or vaccines and other therapeutic products, including heat shock proteins, directed at cancer, infectious diseases, autoimmune disorders, and degenerative disorders. Several of these companies, such as Dendreon, Stressgen, AVAX, Intracel and Cell Genesys, utilize similar technologies and/or personalized medicine techniques. Additionally, many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience. Our competitors may:

      -     commercialize their products sooner than we commercialize ours;

      - develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

      -     implement more effective approaches to sales and marketing;

      -     establish superior proprietary positions; or

      - discover technologies that may result in medical insights or breakthroughs which may render our drugs or vaccines obsolete even before they generate any revenue.

More specifically, if we receive regulatory approvals, some of our therapeutic drugs or vaccines will compete with well-established, FDA approved therapies that have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter our markets and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.
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WE PLAN TO CONSOLIDATE OUR OPERATIONS IN A NEW FACILITY WHICH COULD CAUSE A
TEMPORARY DISRUPTION IN OUR BUSINESS.

We recently signed a lease for a facility in Lexington, Massachusetts. We intend to consolidate our Woburn and Framingham operations into this facility in phases over the next several years. The first phase, which we intend to complete during 2003, will involve the transfer of our Woburn manufacturing and administrative operations to the Lexington facility. We expect that the build-out costs associated with the first phase will be approximately $15 million. We do not expect to initiate the build-out of the second phase, related to the Framingham operations, until 2005. It is possible that our business operations could be temporarily disrupted as a result of this facilities consolidation.

RISKS RELATED TO OUR STOCK

OUR OFFICERS AND DIRECTORS MAY BE ABLE TO BLOCK PROPOSALS FOR A CHANGE IN
CONTROL.

As of December 31, 2002, Antigenics Holdings L.L.C. controlled approximately 34% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings may be able to prevail on all matters requiring a stockholder vote, including:

      -     the election of directors;

      -     the amendment of our organizational documents; or

      - the approval of a merger, sale of assets or other major corporate transaction.

Our directors and officers, if they elect to act together, can control Antigenics Holdings. In addition, several of our directors and officers directly and indirectly own shares of our common stock.

PROVISIONS IN OUR CHARTER DOCUMENTS COULD PREVENT OR FRUSTRATE ANY ATTEMPTS TO REPLACE OUR CURRENT MANAGEMENT BY STOCKHOLDERS.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, our certificate of incorporation currently permits our board of directors to issue up to 25,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and nominations, and permit only our president or a majority of our board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management. In addition, Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.
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OUR STOCK HAS LOW TRADING VOLUME AND OUR PUBLIC TRADING PRICE HAS BEEN VOLATILE.

Since our initial public offering on February 4, 2000, the per share price of our common stock has fluctuated between $6.60 and $71.50 with an average daily trading volume for the three months ended December 31, 2002 of approximately 240,000. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

      -     announcements of decisions made by public officials;

      -     results of our preclinical and clinical trials;

      - announcements of technological innovations or new commercial products by us or our competitors;

      - developments concerning proprietary rights, including patent and litigation matters;

      - publicity regarding actual or potential results with respect to products under development by us or by our competitors;

      -     regulatory developments; and

      -     quarterly fluctuations in our revenues and other financial results.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE.

The sale by us or the resale by stockholders of shares of our stock could cause the market price of our stock to decline. As of December 31, 2002, we had approximately 33,113,000 shares of common stock outstanding. All of these shares are eligible for sale on the Nasdaq National Market, although certain of the shares are subject to sale volume and other limitations.

We have filed registration statements to permit the sale of 5,236,831 shares of common stock under our equity incentive plan and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals and Aronex Pharmaceuticals. We have also filed a registration statement to permit the sale of 300,000 shares of common stock under our employee stock purchase plan. As of December 31, 2002, options to purchase approximately 3,997,000 shares of our stock upon exercise of options with a weighted average exercise price per share of $11.84 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. As of December 31, 2002, warrants to purchase approximately 153,000 shares of our common stock with a weighted average exercise price per share of $40.69 were outstanding.